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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 4, 2005

                                Avecia Group plc
                                 ---------------
                 (Translation of registrant's name into English)


                                   P.O. Box 42
                                  Hexagon House
                              Blackley, Manchester
                                     M9 8ZS
                                     England
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                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                   Form 20-F [ X ]      Form 40-F [ ]

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)

     (Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.)

                                Yes [ ] No [ X ]



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       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)



Enclosure:     Announcement dated February 4, 2005: Avecia Group plc Announces
               Results of the Offer to Purchase For Cash Outstanding 11% Senior
               Notes Due July 1, 2009


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          Avecia Group plc



Date: February 4, 2005                    By:     /s/ Derrick Nicholson
                                                  ---------------------
                                          Name:   Derrick Nicholson
                                          Title:  Chief Financial Officer